3560 Bassett Street, Santa Clara, CA 95054-2704
www.intevac.com     T 408 986 9888     F 408 727 5739
August 10, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Webb, Accounting Reviewer
Re: Intevac Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Ladies and Gentlemen:
This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated July 29, 2009, from Mr. Jay Webb to Mr. Jeffrey Andreson of Intevac Inc. (“Intevac” or “the Company”). For your convenience, we have set forth below the Staff’s comment in italicized text. Intevac’s response to the Staff’s comment follows immediately after the text. References to page numbers in our responses are references to the page numbers in the applicable periodic report.
Form 10-K for the year ended December 31, 2008
Item 11 Executive Compensation, page 69
1.	We note your response to our prior comment 7 and your response’s analysis of disclosure of such information could cause substantial harm to your competitive position. Our comment sought your analysis of disclosure of such information on a historical basis, yet your response focuses on the impact of disclosure such information on a forward-looking basis. Please tell us whether target bonus amounts from a completed fiscal year would result in substantial competitive harm or tell us that you will disclose that information in future filings.
Response:
          The Company respectfully advises the Staff that, as discussed in the Company’s Definitive Proxy Statement filed on Schedule 14A with the Commission on April 2, 2009 (the “Proxy Statement”) and in the Company’s response to prior comment 7, the specific goals and targets that factor into the Company’s target bonus amounts for the Company’s named executive officers relate to business results, market development, product excellence and strategic objectives, and that information related to those goals and targets is sensitive with respect to historical information as well as information related to future periods. Given the life-cycle of the Company’s products and the business models of the Company and the industries it operates in, disclosure of such performance target objectives, even on a historical basis, would give the Company’s competitors visibility into the Company’s plans and priorities, including its designated plans for growth, profitability, investment or increased operational focus, areas of product research or development, timing of proposed product launch, allocation of resources, and changes in direction.
          The Company derives revenues primarily from the sale of very complex technology products. It typically takes a number of years from the time a new product design is started to when that design moves to production, ships and becomes recognizable revenue from sales to end customers. At any given time, the Company may be in various stages of this life-cycle for a number of products. Thus, information regarding the objectives related to the Company’s new market product launch or production objective timelines, design targets, strategic customer penetration, and other financial targets, even if given for a past year, can still provide valuable but unfair competitive information to the Company’s competitors about the Company’s expectations for its business, financial and operational strategies, because the information may be given as to products that have not reached the shipping stage at the time of the disclosure, and thus are not public knowledge.
          In order to assist the Staff with their review, we have expanded on certain examples from our original response clarifying how disclosure of the information would cause substantial competitive harm to Intevac on a historical as well as a prospective basis.

Metric Examples	Historical Performance	Prospective Targets
Target customers	Our success or lack of success in targeting new customers or classes of customers may provide incentives or disincentives to our competitors to target those same customers.	Competitor may either target themselves or else avoid targeting the same customers.

New product introductions or improvements of existing products	Our product development cycles span multiple years. Metrics disclosing our progress and milestones achieved on these plans would provide our competitors with key information as to the potential timing of new product introductions for existing or new products.	Would provide our competitors with advance warning and time to respond to or preempt Intevac’s innovations.

Product performance issues or defects	Our success or lack of success in addressing performance issues in our products would provide competitors with data to benchmark their products’ features and performance against ours.	Enables competitors to stress these shortcomings in competing with Intevac for the same customers.

Metric Examples	Historical Performance	Prospective Targets
Entering new markets	Our market entry strategies, especially by organic means, may span multiple years. Metrics disclosing our progress and milestones achieved on these plans would provide competitors with access to key strategic information.	Provides potential future competitors who are established in those markets opportunities to denigrate Intevac’s plans and product offerings before they have even been completed or announced.

Financial metrics	Would provide our competitors with data to benchmark their own results and make claims that they are more successful than Intevac, especially if they are not required to disclose the same level of detail about their business.	Allows competitors visibility into internal Company operations which results in an unfair advantage in their internal resourcing and external pricing decisions. May also be misleading in the case of “stretch” goals and metrics and confusing to investors.

Product pricing strategies	Our success or lack of success in obtaining better pricing with certain customers may encourage our competitors to undercut our pricing and may encourage our customers to request price reductions.	Revealing to customers details of Intevac’s pricing strategies may results in our customers more aggressively negotiating lower prices. May also give our suppliers an unfair advantage in negotiating with us.

Cost reduction plans	Revealing achieved cost reductions may result in our customers requesting price reductions. Also revealing cost reductions achieved through supplier collaboration may be detrimental to our suppliers as their other customers may request similar price reductions.	Revealing to suppliers details of Intevac’s cost levels and reduction targets may negatively impact our management of the supply chain as suppliers may more aggressively negotiate higher prices from Intevac, shift resources to our competitors and away from us, or result in other supplier performance issues.
          Whether or not performance goals such as those described are achieved, the disclosure of these goals and their results in a subsequent year will provide the Company’s competitors with valuable information regarding the Company’s strategic direction and internal operations. Competitors would then be able to utilize this information and target the Company’s customers, design similar products, or alter the timing of the launch of their own similar products. Thus, disclosure of the objectives, regardless of the weight of the objective in determining the individual’s payout, would clearly be harmful to the Company, its future operations, and its stockholders.
          Moreover, the disclosure of financial targets that form a part of an executive’s performance goals would be unnecessary and misleading to investors. The Company provides quarterly guidance with respect to its business outlook, which informs investors of the Company’s expected performance. In general, performance targets for the MBO goals are set at aggressive levels, such that they anticipate performance in excess of what would be considered normal performance in the expected economic environment. The financial targets in an executive’s performance goals are established annually at the beginning of the year and are generally “stretch” goals and reasonably difficult to achieve, and therefore may not align to the most current expectation of the Company’s financial performance provided in our quarterly guidance. The disclosure of such targets on a historical and on a prospective basis would cause confusion in the investment community, especially as more current targets are already provided by the Company in its quarterly guidance, and may provide stockholders and potential investors with misleading information regarding the Company’s expectations of its financial performance. This would clearly be harmful to the Company and its stockholders.
          Accordingly, for all of the reasons outlined above and in the Company’s response to prior comment 7, the Company strongly reaffirms its belief that disclosure of its performance targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).
We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at (408) 588-2140 or to Kevin Soulsby, Controller of the Company, at (408) 496-2837.

Very truly yours,
/s/ Jeffrey S. Andreson
Jeffrey S. Andreson
Executive Vice President and Chief Financial Officer

cc:	David S. Dury, Chair, Audit Committee of the Board of Directors
Kevin Fairbairn, Chief Executive Officer
Kevin Soulsby, Corporate Controller
Jacqueline Akerblom, Grant Thornton LLP
Melissa Hollatz, Wilson Sonsini Goodrich & Rosati

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